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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                               WEIS MARKETS, INC.
                               ------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   948849-104
                                   ----------
                                 (CUSIP Number)

                                   MAY 7, 2001
                                   -----------
             (Date of Event which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

         /_/        Rule 13d-1(b)
         /X/        Rule 13d-1(c)
         /_/        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 948849-104       SCHEDULE 13G
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
      Sidney Apfelbaum
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /_/
      (b) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Pennsylvania, U.S.A.
--------------------------------------------------------------------------------
NUMBER OF          5    SOLE VOTING POWER
SHARES
BENEFICIALLY            2,308,526
OWNED BY           -------------------------------------------------------------
EACH               6    SHARED VOTING POWER
REPORTING
PERSON WITH             165,614
                   -------------------------------------------------------------
                   7    SOLE DISPOSITIVE POWER

                        2,308,526
                   -------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER

                        189,761
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,498,287
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             /_/
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.2%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                   (UNDER THE SECURITIES EXCHANGE ACT OF 1934)

Item 1(a).        Name of Issuer:

                  Weis Markets, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1000 South 2nd Street, P.O. Box 471, Sunbury, PA 17801

Item 2(a).        Name of Person Filing:

                  Sidney Apfelbaum

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  43 South Fifth Street, Sunbury, PA 17801

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Weis Markets, Inc. Common Stock.

Item 2(e).        CUSIP Number:

                  948849-104.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or (c), check whether the person filing is:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).


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         (e) [ ] An investment adviser in accordance withss.240.13d-1(b)(1)(ii)
             (E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         (a) Amount beneficially owned: 2,498,287.

         (b) Percent of class:  9.2%.

         (c) Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote of 2,308,526 shares.

              (ii) Shared power to vote or to direct the vote  165,615 shares.

              (iii) Sole power to dispose or to direct the disposition of 2,308,526 shares.

              (iv) Shared power to dispose or to direct the disposition of 189,761 shares.

         The reporting person has sole voting and dispositive power as to 2,308,526 shares held in the Charles B. Degenstein Foundation Charitable Deed of Trust at Mellon Bank Corporation. Mr. Apfelbaum shares voting and dispositive power as to 18,000 shares with Mellon Financial Corporation, Mellon Bank, N.A. and Walter Zweifler as co-trustees of the Zweifler Family Trusts, shares voting and dispositive power as to 147,614 shares with Mellon Financial Corporation, Mellon Bank, N.A. and Lore Degenstein as co-trustees of the Lore Degenstein Trusts, and shares dispositive power as to 24,147 shares with his wife.

         On May 7, 2001, the Issuer repurchased from certain shareholders 14,477,242 shares of its common stock, of which the reporting person was a beneficial owner. The Issuer's repurchase reflects its commitment to enable management to devote its full attention to the business of the Issuer and increasing the overall growth of the Issuer.


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Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the Group.

         N/A

Item 9.  Notice of Dissolution of Group.

         N/A

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           June 15, 2001
                                           --------------------------------
                                           Date

                                           /s/ Sidney Apfelbaum
                                           --------------------------------
                                           Sidney Apfelbaum


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